UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              IMPROVENET, INC.
    --------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
    --------------------------------------------------------------------
                       (Title of Class of Securities)

                                45321E 10 6
           ------------------------------------------------------
                               (CUSIP Number)

                             JANUARY 27, 2003
           ------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          | |      Rule 13d-1(b)
          | |      Rule 13d-1(c)
          |X|      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                SCHEDULE 13G

CUSIP No. 45321E 10 6                                  PAGE 2 OF 11 PAGES


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GE CAPITAL EQUITY INVESTMENTS, INC.
    06-1268495

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%

12  TYPE OF REPORTING PERSON*

    CO

CUSIP No. 45321E 10 6                                  PAGE 3 OF 11 PAGES


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC CAPITAL CORPORATION
    13-1500700

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%

12  TYPE OF REPORTING PERSON*

    CO

CUSIP No. 45321E 10 6                                  PAGE 4 OF 11 PAGES


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC CAPITAL SERVICES, INC.
    06-1109503

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%

12  TYPE OF REPORTING PERSON*

    CO

CUSIP No. 45321E 10 6                                  PAGE 5 OF 11 PAGES


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC COMPANY
    14-0689340

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                  [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0%

12  TYPE OF REPORTING PERSON*

    CO

                               SCHEDULE 13G

Item 1.

(a)  NAME OF ISSUER: ImproveNet, Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 720 Bay Road, Suite 200
                 Redwood City, California 94063-2469

Item 2.

1. (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                 OFFICE; AND CITIZENSHIP:

                 GE Capital Equity Investments, Inc.
                 120 Long Ridge Road
                 Stamford, Connecticut  06927


                 Citizenship:   Delaware

(d)              TITLE OF CLASS OF SECURITIES: Common Stock, par value
                 $0.001 per share

(e)              CUSIP NUMBER:  45321E 10 6


2. (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                 OFFICE; AND CITIZENSHIP:

                 General Electric Capital Corporation
                 260 Long Ridge Road
                 Stamford, Connecticut  06927


                 Citizenship:   Delaware

(d)              TITLE OF CLASS OF SECURITIES:  Common Stock, par value
                 $0.001 per share

(e)              CUSIP NUMBER:  45321E 10 6


3. (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                 OFFICE; AND CITIZENSHIP:

                 General Electric Capital Services, Inc.
                 260 Long Ridge Road
                 Stamford, Connecticut  06927


                 Citizenship:   Delaware

(d)              TITLE OF CLASS OF SECURITIES:  Common Stock, par value
                 $0.001 per share

(e)              CUSIP NUMBER:  45321E 10 6


4. (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                 OFFICE; AND CITIZENSHIP:

                 General Electric Company
                 3135 Easton Turnpike
                 Fairfield, Connecticut  06431


                 Citizenship:   New York

(d)              TITLE OF CLASS OF SECURITIES:  Common Stock, par value
                 $0.001 per share

(e)              CUSIP NUMBER:  45321E 10 6


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a) [ ]          Broker or Dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);

(b) [ ]          Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                 78c);

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e) [ ]          An investment advisor in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person, in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]          Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box. [ ]


Item 4.          OWNERSHIP:


                 As disclosed in the Joint Schedule TO/13E-3 filed by the Issuer on December 4, 2002 as amended through January 8, 2003, (the "Offer to Purchase") the Issuer offered to purchase any and all outstanding shares of Common Stock at a purchase price of $0.14 per share of Common Stock, net to the seller in cash. Pursuant to the Offer to Purchase and the related Letter of Transmittal, the Reporting Persons tendered all shares of Common Stock beneficially owned on January 2, 2003 and received payment for such tendered shares on January 27, 2003. Therefore, as of January 27, 2003, the Reporting Persons no longer beneficially owned any shares of Common Stock.


1.               GE Capital Equity Investments, Inc.

(a)              AMOUNT BENEFICIALLY OWNED: 0 shares of Common Stock.

(b)              PERCENT OF CLASS: 0%

(c)              NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)     sole power to vote or to direct the vote:

                         0

                 (ii)    shared power to vote or to direct the vote:

                         0

                 (iii) sole power to dispose or to direct the disposition of:

                         0

                 (iv) shared power to dispose or to direct the disposition of:

                         0


2.               General Electric Capital Corporation

(a)              AMOUNT BENEFICIALLY OWNED:  0 shares of Common Stock.

(b)              PERCENT OF CLASS: 0%

(c)              NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)     sole power to vote or to direct the vote:

                         0

                 (ii)    shared power to vote or to direct the vote:

                         0

                 (iii) sole power to dispose or to direct the disposition of:

                         0

                 (iv) shared power to dispose or to direct the disposition of:

                         0


3.               General Electric Capital Services, Inc.

(a)              AMOUNT BENEFICIALLY OWNED: 0

(b)              PERCENT OF CLASS: 0%

(c)              NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)     sole power to vote or to direct the vote:

                         0

                 (ii)    shared power to vote or to direct the vote:

                         0

                 (iii) sole power to dispose or to direct the disposition of:

                         0

                 (iv) shared power to dispose or to direct the disposition of:

                         0


4.               General Electric Company

(a)              AMOUNT BENEFICIALLY OWNED: 0

(b)              PERCENT OF CLASS: 0%

(c)              NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)     sole power to vote or to direct the vote:

                         0 shares of Common Stock.

                 (ii)    shared power to vote or to direct the vote:

                         0

                 (iii) sole power to dispose or to direct the disposition of:

                         0 shares of Common Stock.

                 (iv) shared power to dispose or to direct the disposition of:

                         0


Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 Not applicable.


Item 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 See Exhibit 1 for Joint Filing Agreement.


Item 9.          NOTICES OF DISSOLUTION OF GROUP:


                 Not applicable.


Item 10.         CERTIFICATION:

                 Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2003

                                     GE CAPITAL EQUITY INVESTMENTS, INC.

                                     By:   /s/ Peter J. Muniz
                                         --------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Senior Vice President

                                     GENERAL ELECTRIC CAPITAL CORPORATION

                                     By:   /s/ Peter J. Muniz
                                         --------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Department Operations Manager

                                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                     By:   /s/ Peter J. Muniz
                                         --------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Attorney-in-fact

                                     GENERAL ELECTRIC COMPANY

                                     By:   /s/ Peter J. Muniz
                                         --------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Attorney-in-fact